UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HILL INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

431466101

(CUSIP Number)

Petrus Securities, L.P.

P.O. Box 269014

Plano, Texas 75026-9014

(972) 535-1949

Attention: Jonathan S. Covin

with a copy to:

Taylor H. Wilson, Esq.

W. Scott Wallace, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431466101

1.	Names of Reporting Persons Petrus Securities, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,587,768
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,587,768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431466101

1.	Names of Reporting Persons Petrus Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,587,768
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,587,768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431466101

1.	Names of Reporting Persons Petrus Trust Company, LTA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,587,768
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,587,768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”) of Hill International, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is One Commerce Square, 2005 Market Street, 17th Floor, Philadelphia, Pennsylvania 19103.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of Petrus Securities, L.P., a Delaware limited partnership (“Petrus Securities”); Petrus Capital Management, LLC, a Texas limited liability company (“Petrus Capital Management”); and Petrus Trust Company, LTA, a Texas limited trust association (“Petrus Trust Company”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Petrus Securities is the direct beneficial owner of the securities covered by this statement. Petrus Capital Management is the general partner of Petrus Securities. Petrus Trust Company is investment manager to Petrus Securities and is the sole member of Petrus Capital Management.

Each of Petrus Capital Management and Petrus Trust Company declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is P.O. Box 269014, Plano, Texas 75026-9014.

(c) The principal business of Petrus Securities is acquiring, holding and selling securities for investment purposes. The principal business of Petrus Capital Management is serving as general partner to investment partnerships, including Petrus Securities. The principal business of Petrus Trust Company is serving as a corporate trust company to various family trusts and as investment manager to various affiliated investment partnerships, including Petrus Securities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each Reporting Person is listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or other Consideration

Petrus Securities expended an aggregate of approximately $10,450,484 (including commissions) to acquire 2,587,768 shares of Common Stock of the Issuer in a registered public offering by the Issuer in 2014, and in various open market transactions. Funds used to acquire shares of Common Stock of the Issuer have come from general working capital of Petrus Securities.

Item 4. Purpose of Transaction

The Reporting Persons originally acquired shares of Common Stock of the Issuer for investment purposes as they believed that the Common Stock of the Issuer was undervalued. During a proxy contest relating to the Issuer’s 2015 Annual Meeting of Shareholders (the “2015 Proxy Contest”), the Reporting Persons engaged in discussions with management of the Issuer and other shareholders of the Issuer regarding concerns over the Issuer’s performance and corporate governance. The Reporting Persons were able to reach an agreement with the Issuer to support the Board of Directors of the Issuer (the “Board”) in the 2015 Proxy Contest, with the hope that the addition of two new directors to the Board, as well as changes to the compensation committee of the Issuer, would address the Reporting Persons’ concerns.

Since such time, the Reporting Persons have been disappointed by the lack of progress regarding the Issuer’s financial performance and corporate governance, and believe that their message was not received or accepted, indicating that more change at the Board level is needed. Accordingly, Petrus Securities sent a letter dated July 19, 2016 (the “Letter”) to the Board discussing, among other things, its concerns about the Issuer’s financial performance, risky pursuit of growth and compensation practices, and its current intent to support the board nominees and proposals of Bulldog Investors, LLC (on behalf of Full Value Partners, L.P.) at the Issuer’s 2016 Annual Meeting of Shareholders scheduled to be held on Thursday, August 11, 2016, at 11:00 a.m. Eastern Time. The foregoing is qualified in its entirety by reference to the Letter, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

In pursuing its investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Stock of the Issuer, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the following actions: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

Each of Petrus Capital Management and Petrus Trust Company declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group comprised of the Reporting Persons with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Petrus Securities is the direct beneficial owner of the securities covered by this Schedule 13D. Petrus Securities has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by it.

As general partner of Petrus Securities, Petrus Capital Management may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Petrus Securities. Petrus Capital Management does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Petrus Securities.

As investment manager to Petrus Securities, Petrus Trust Company may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Petrus Securities. Petrus Trust Company does not own any shares of Common Stock of the Issuer directly and Petrus Trust Company disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Petrus Securities.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
07/11/2016	Petrus Securities, L.P.	8,802		$4.4950 (1)	Open Market Transaction
07/12/2016	Petrus Securities, L.P.	9,198		$4.5259 (1)	Open Market Transaction

(1) Including commissions.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On or around October 8, 2014, an affiliate of the Reporting Persons, Petrus Yield Opportunity Fund LP, purchased $14,000,000 in principal amount of a $120 million term loan made to the Issuer pursuant to the Credit Agreement, dated as of September 26, 2014, among the Issuer, the lender parties thereto, and Société Générale, as Administrative Agent.

Except as otherwise described herein, in the Joint Filing Agreement attached hereto as Exhibit 99.1, or in the Letter attached hereto as Exhibit 99.2, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

99.2	Letter to the Board of Directors of Hill International, Inc. from Petrus Securities, L.P. (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2016

PETRUS SECURITIES, L.P.

By:	/s/ Steven Blasnik
Name:	Steven Blasnik
Title:	President

PETRUS CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Blasnik
Name:	Steven Blasnik
Title:	President

PETRUS TRUST COMPANY, LTA

By:	/s/ Steven Blasnik
Name:	Steven Blasnik
Title:	Vice President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

99.2	Letter to the Board of Directors of Hill International, Inc. from Petrus Securities, L.P. (filed herewith)